UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

February 28, 2014

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on February 27, 2014.

Press release

Luxottica completes 2013 with record results

Operating income  for full year 2013 over Euro 1 billion

Milan (Italy), February 27, 2014 — The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sales of premium, luxury and sports eyewear, met today to approve the draft Statutory Financial Statements and its consolidated financial results for the year ended December 31, 2013 in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS).

Fiscal Year 2013(1)

(in millions of Euro)	FY13 at current exchange rates	FY12 at current exchange rates	Change at constant exchange rates(2)	Change at current exchange rates

Net sales	7,312.6	7,086.1	+7.5%	+3.2%

Operating income adjusted(3),(5)	1,064.7	991.8		+7.3%
Operating income	1,055.7	970.1		+8.8%

Net income attributable to Luxottica Group Stockholders adjusted(3),(5)	617.3	559.6		+10.3%
Net income attributable to Luxottica Group Stockholders	544.7	534.4		+1.9%

Earnings per share adjusted(3),(5)	1.31	1.20		+8.6%
Earnings per share	1.15	1.15		+0.3%

Earnings per share in US$ adjusted(3),(5)	1.74	1.55		+12.2%
Earnings per share in US$	1.53	1.48		+3.7%

Fourth Quarter 2013(1)

(in millions of Euro)	4Q13 at current exchange rates	4Q12 at current exchange rates	Change at constant exchange rates(2)	Change at current exchange rates

Net sales	1,645.9	1,632.3	+7.6%	+0.8%

Operating income	164.1	161.1		+1.9%

Net income attributable to Luxottica Group Stockholders adjusted(3),(5)	92.6	84.9		+9.1%
Net income attributable to Luxottica Group Stockholders	25.9	75.0		-65.4%

Earnings per share adjusted(3),(5)	0.20	0.18		+7.5%
Earnings per share	0.05	0.16		-65.9%

Earnings per share in US$ adjusted(3),(5)	0.27	0.24		+12.9%
Earnings per share in US$	0.07	0.21		-64.2%

Luxottica delivered solid sales and profitability in 2013, setting the foundation for another year of growth.

“We have completed another record year, achieving the best results ever for the Group: over Euro 7 billion in net sales, over Euro 1 billion in operating income, over Euro 600 million in adjusted net income(3),(5)”. Commented Andrea Guerra, Chief Executive Officer of Luxottica. “These results once again exhibit our ability to successfully leverage the Group’s growth engines and the opportunities available in our industry, which is still young and has huge growth potential”.

“We believe that 2014 will be a natural evolution of the year that has just ended. The early months are delivering positive results despite some bad weather and we believe they will set the stage for sales growth and profitability consistent with prior years. We have clearly identified our growth roadmap and its drivers. Our brand portfolio is increasingly strong, with Ray-Ban continuing to be a global leader in its category and Oakley once again exhibiting a solid growth in Europe and reporting excellent results in emerging markets.”

“Both the Wholesale and Retail Divisions continue to grow in the premium sunglass segment in North America. Sunglass Hut continues its expansion globally and in new channels, strengthening its role of sunglass category captain. We continue to invest in the optical segment, which affords us solid growth in developed markets and progressive penetration in emerging markets.”

“We think that developed markets will continue to contribute positively to Group sales and profitability and expect even stronger growth in emerging markets, where we are continuing to invest. Our goal is to enhance our local presence in Brazil, China, India, Mexico and Turkey.”

“We are satisfied with the journey started and, looking ahead, we strongly believe that we have laid the foundation for building the success of tomorrow”.

Performance for the full year and the fourth quarter of 2013

In 2013, Luxottica set a new net sales record of more than Euro 7.3 billion, an increase of +7.5% at constant exchange rates(2) and +3.2% at current exchange rates compared to 2012. This result is attributable to both the Wholesale and Retail Divisions’ performance and is evidence of the Group’s determination in pursuing growth in each and every quarter. In particular, Luxottica achieved excellent results for the third consecutive year in emerging markets, with an increase of over +20% at constant exchange rates(2),(6), with peaks of excellence in China, Brazil and Turkey. Total sales in North America increased by +3.5% in US dollars, driven in particular by the outstanding performance of the Wholesale Division (+6.7% in U.S. dollars; +12.1% in U.S. dollars excluding a drop in Oakley’s sales to the U.S. Army). Luxottica also reported an almost surprising increase in net sales in Europe of +11% at constant exchange rates(2),(6) compared to the full year 2012.

In the fourth quarter of 2013, net sales amounted to Euro 1.6 billion, up +7.6% at constant exchange rates(2) and +0.8% at current exchange rates, compared to the same period of 2012. Luxottica’s quarterly results reported at current exchange rates continued to be affected by the progressive weakening of certain currencies against the Euro.

Operating income for the fourth quarter of 2013 amounted to Euro 164 million, reflecting an increase of +1.9% over the comparable quarter of 2012, while the operating margin for the same quarter was 10%, up +110 bps at constant exchange rates(2) and in line with the fourth quarter of 2012 at current exchange rates. Adjusted operating income(3),(5) for 2013 amounted to Euro 1,065 million, reflecting an increase of +7.3% over 2012 results. Accordingly, the Group’s adjusted operating margin(3),(5) for 2013 was 14.6%, up +110 bps at constant exchange rates(2) (+60 bps at current exchange rates) compared to 2012.

In the fourth quarter of 2013, adjusted net income(3),(5) was Euro 93 million, up +9.1% over the results reported for the fourth quarter of 2012. The adjustment is related to the tax audit by the Italian authorities concerning the year 2007 and that has ended with a determination relating to transfer pricing involving increased charges of Euro 26.7 million. The Group has decided to accept the auditors’ report on their findings and pay the resulting sums for the year 2007. This decision was made knowing that the subject matter of the dispute is largely subjective and lends itself to divergent positions that are not easy to resolve in litigation, except at the cost of long and expensive defense proceedings with an inevitably uncertain outcome. As a consequence, the Group decided on its own initiative to prudentially allocate provisions of Euro 40 million for the following years.

Adjusted net income(3),(5) for the full year 2013 amounted to Euro 617 million, up +10.3% from Euro 560 million for 2012, corresponding to adjusted Earnings per Share (EPS)(3),(5)  of Euro 1.31.

In addition, in 2013 disciplined working capital management allowed Luxottica to generate adjusted free cash flow(3),(5) of Euro 648 million. Consequently, net debt at December 31, 2013 decreased to Euro 1,461 million (Euro 1,662 million at fiscal year-end 2012), with a net debt/adjusted EBITDA(3),(5) ratio of 1.0x compared to 1.2x at fiscal year-end 2012.

Wholesale Division

The Wholesale Division grew constantly each quarter throughout 2013, with total results for the year up +12.0% at constant exchange rates(2) (up +7.9% at current exchange rates) compared to 2012. The Wholesale Division’s net sales for the fourth quarter of 2013 amounted to Euro 644 million, up +11.6% on the fourth quarter of 2012, at constant exchange rates(2) (up +5.4% at current exchange rates). Europe was a positive surprise, as sales for the year rose by +8.5% at constant exchange rates(2),(6). Emerging markets continued to deliver excellent results (up +22.4% at constant exchange rates(2),(6)). Sales in North America grew by +12.1% in U.S. dollars, excluding the drop in Oakley’s sales to the U.S. Army.

Operating income decreased from Euro 99 million of the fourth quarter of 2012 to Euro 94 million of the fourth quarter of 2013, down -5.0%, as a consequence of the progressive weakening of certain currencies against the Euro, with an operating margin of 14.6% (16.2% in the comparable period a year ago) at current exchange rates and in line with the operating margin of the fourth quarter 2012 at constant exchange rates(2). Adjusted operating income(3),(5) for 2013 rose to Euro 658 million, reflecting an increase of +8.9% from 2012, with an adjusted operating margin(3),(5) of 22.0%, up +80 bps at constant exchange rates(2) (up +20 bps at current exchange rates).

Retail Division

For the full year 2013, the Retail Division reported net sales of Euro 4,321 million, which were on par with the full year 2012 (up +4.7% at constant exchange rates(2),(6)). In particular, Sunglass Hut reported an increase of +11.2% in total net sales over 2012 results, at constant exchange rates(2),(6).The Optical segment also continued to post solid results in emerging markets, with comparable store sales(4) showing double-digit growth in China and Hong Kong, and in Australia OPSM saw its comparable store sales(4) rise by +4.9%. With regard to North America, 2013 was a year of transition for LensCrafters, which delivered an increase of +1.0% in comparable store sales(4) and a progressive increase in profitability.

The Retail Division’s net sales for the fourth quarter of 2013 amounted to Euro 1,002 million, compared to Euro 1,021 million for the same period in 2012 (up +5.1% at constant exchange rates(2); -1.9% at current exchange rates), with comparable store sales(4) up +3.0% over the same period of 2012.

The Retail Division’s adjusted operating income(3),(5) for 2013 rose to Euro 586 million, from Euro 574 million for 2012 (up +1.9%). As a result, adjusted operating margin(3),(5) for 2013 settled at 13.5% (13.3% in 2012), up +60 bps at constant exchange rates(2) (+20 bps at current exchange rates).

Operating income for the fourth quarter was Euro 109 million, compared to Euro 114 million in the same period of 2012 (-4.6%). Operating margin for the quarter fell to 10.8%, compared to 11.2% in the comparable quarter of 2012 (+30 bps at constant exchange rates(2)).

§

The Board of Directors will submit a motion to the General Meeting of Shareholders recommending the distribution of a cash dividend of Euro 0.65 per ordinary share. The total dividend amount will be approximately Euro 308 million, equal to a payout of approximately 50.0% of adjusted net income(3),(5) of the Group.

§

The Board of Directors has agreed to convene the General Meeting of Shareholders on April 29, 2014 to approve the 2013 Statutory Financial Statements. The cash dividend will be payable on May 22, 2014 (the coupon detachment date will be May 19, 2014 pursuant to the Borsa Italiana calendar with a record date of May 21, 2014). Regarding the American Depositary Receipts (ADRs) listed on the New York Stock Exchange, the record date will be May 21, 2014 and, according to Deutsche Bank Trust Company Americas (the depositary bank for the ADR program), the payment date for the dividend in U.S. dollars is expected to be May 30, 2014. The dividend amount in U.S. dollars will be determined based on the Euro/U.S. Dollar exchange rate as of May 22, 2014. The General Meeting of Shareholders will also review the Compensation Policy.

Upon the recommendation of the Human Resources Committee and as a result of Luxottica achieving the combined EPS target for the three-year period 2011-2013 set forth in the 2011 Performance Share Plan adopted by the Board of Directors on April 28, 2011, the Board of Directors assigned a total of 509,500 Luxottica Group ordinary shares to 35 beneficiaries under the Plan, and approved cash distributions to 2 beneficiaries whose employment ended but who were entitled allocation amounts determined in accordance with the Plan’s regulations. Detailed information on this assignment will be included in the Remuneration Report to be published pursuant to Article 123-ter of Legislative Decree 58/1998

§

The updated Procedure for Related-party Transactions is available on the company’s website, www.luxottica.com, in the Company/Governance/Documents and Procedures section. Following Consob’s recommendation, the Board of Directors deemed it appropriate to revise this Procedure, three years from the date it was initially approved. Based on the outcome of the Board’s assessment, with the favorable opinion of the Control and Risk Committee which is comprised solely of independent directors, the Board of Directors introduced changes in line with relevant best practices.

§

Results for fiscal year 2013 will be reviewed on February 28, 2014, starting at 8:30 AM GMT / 9:30 AM CET (3:30 AM US EST) during a presentation to the financial community in Milan. The presentation will be publicly available via live webcast at www.luxottica.com.

The officer responsible for preparing the Company’s financial reports, Enrico Cavatorta, declares, pursuant to Article 154-bis, Section 2 of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records

Luxottica Group — Contacts

Cristina Parenti	Alessandra Senici
Group Corporate Communication and Public Relations Director	Group Investor Relations Director
Tel.: +39 (02) 8633 4683	Tel.: +39 (02) 8633 4870
E-mail: cristina.parenti@luxottica.com	E-mail: InvestorRelations@Luxottica.com

Notes on the press release

(1) All comparisons, including percentage changes, refer to the three-month and twelve-month periods ended December 31, 2013 and December 31, 2012, respectively. Starting January 1, 2013, the Group adopted the revised IAS 19 “Employee Benefits” standard and the Group’s results for previous periods have been restated in accordance with the new standard. As a result of an increase in employee benefits related expenses, (i) the Group’s operating income and net income for the fourth quarter of 2012 was reduced by Euro 2.9 million and Euro 1.8 million, respectively and (ii) the Group’s operating income and net income for fiscal year 2012 declined by Euro 11.9 million and Euro 7.3 million, respectively.

(2) Figures given at constant exchange rates have been calculated using the average exchange rate of the respective comparative period in the previous year. For further information, please refer to the attached tables.

(3) EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted operating income/profit, adjusted operating margin, free cash flow, net debt, net debt/ adjusted EBITDA ratio, adjusted net income and adjusted EPS are not measures in accordance with IAS/IFRS. For further information on non-IAS/IFRS measures, please see the attached tables

(4) Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(5) The adjusted data for 2013 excludes the following items: (i) non-recurring costs relating to reorganization of Alain Mikli International acquired in January 2013 amounting to an approximately Euro 9 million adjustment to Group operating income (approximately Euro 6 million net of tax effect); (ii) a non recurring expense relating to a tax audit for the 2007 tax year in the amount of Euro 26.7; and (iii) a non-recurring accrual relating to open tax audits for tax years after 2007 in the amount of Euro 40 million.

The adjusted data for 2012 excludes the following items: (i) non-recurring costs relating to reorganization of the Australian retail business amounting to a Euro 22 million adjustment to Group operating income and a Euro 15 million adjustment to Group net income and (ii) a non-

recurring accrual relating to a tax audit in Luxottica S.r.l. for the 2007 tax year in the amount of Euro 10 million.

(6) At current exchange rates, (i) Luxottica Group’s net sales in emerging countries rose by +14.0%; (ii) Luxottica Group’s net sales in Europe increased by +9.7%; (iii) the Wholesale Division’s net sales in Europe for 2013 rose by +7.7%; (iv) the Retail Division’s net sales for 2013 increased +0.2%; and (v) Sunglass Hut’s net sales rose by +6.3%.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with approximately 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2013, Luxottica Group posted net sales of more than Euro 7.3 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

— APPENDIX FOLLOWS —

Major currencies

Average exchange rates	Three months ended	Twelve months ended	Three months ended	Twelve months ended
per € 1	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2012

USD	1.36098	1.32775	1.29669	1.28479

AUD	1.46618	1.37655	1.24844	1.24071

GBP	0.84074	0.84923	0.80740	0.81087

CNY	8.29031	8.16304	8.10358	8.10523

JPY	136.47625	129.59424	105.12297	102.49188

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

DECEMBER 31, 2013 AND DECEMBER 31, 2012

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2013	2012 (2)	% Change

NET SALES	1,645,891	1,632,298	0.8%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	25,941	74,948	-65.4%

BASIC EARNINGS PER SHARE (ADS)(3):	0.05	0.16	-65.9%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (4)	2013	2012 (2)	% Change

NET SALES	2,240,058	2,116,601	5.8%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	35,306	97,185	-63.7%

BASIC EARNINGS PER SHARE (ADS) (3):	0.07	0.21	-64.2%

	2013	2012
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively.

(2)  As of January 1, 2013, the Group adopted the revised IAS 19 - Employee Benefits standard. Group information for prior periods has been restated in compliance with the requirements of the revised standard. As a result of an increase in employee benefits related expenses, the Group’s operating income and net income decreased by Euro 2.9 million and Euro 1.8 million, respectively, for the three-month period ended December 31, 2012.

(3) Weighted average number of outstanding shares.	473,341,713	466,551,324
(4) Average exchange rate (in U.S. Dollars per Euro).	1.3610	1.2967

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED

DECEMBER 31, 2013 AND DECEMBER 31, 2012

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2013	2012 (2)	% Change

NET SALES	7,312,611	7,086,142	3.2%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	544,696	534,375	1.9%

BASIC EARNINGS PER SHARE (ADS) (3)	1.15	1.15	0.3%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (4)	2013	2012 (2)	% Change

NET SALES	9,708,954	9,104,275	6.6%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	723,193	686,565	5.3%

BASIC EARNINGS PER SHARE (ADS)(3)	1.53	1.48	3.7%

	2013	2012
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively.

(2)  As of January 1, 2013, the Group adopted  the revised IAS 19 - Employee Benefits standard. Group information for prior periods has been restated in compliance with the requirements of the revised standard. As a result of the increase in employee benefits related expenses, the Group’s operating income and net income decreased by Euro 11.9 million and Euro 7.3 million, respectively, for the twelve-month period ended December 31, 2012.

(3) Weighted average number of outstanding shares.	472,057,274	464,643,093
(4) Average exchange rate (in U.S. Dollars per Euro).	1.3277	1.2848

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

DECEMBER 31, 2013 AND DECEMBER 31, 2012

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2013	% of sales	2012	% of sales	% Change

NET SALES	1,645,891	100.0%	1,632,298	100.0%	0.8%
COST OF SALES	(590,470)		(567,065)
GROSS PROFIT	1,055,421	64.1%	1,065,233	65.3%	-0.9%
OPERATING EXPENSES:
SELLING EXPENSES	(543,842)		(564,729)
ROYALTIES	(35,483)		(26,949)
ADVERTISING EXPENSES	(114,960)		(100,745)
GENERAL AND ADMINISTRATIVE EXPENSES	(197,059)		(211,740)
TOTAL	(891,343)		(904,163)
OPERATING INCOME	164,078	10.0%	161,071	9.9%	1.9%
OTHER INCOME (EXPENSE):
INTEREST INCOME	3,419		4,115
INTEREST EXPENSES	(25,260)		(31,975)
OTHER - NET	(2,337)		(2,811)
OTHER INCOME (EXPENSES)-NET	(24,178)		(30,671)
INCOME BEFORE PROVISION FOR INCOME TAXES	139,900	8.5%	130,400	8.0%	7.3%
PROVISION FOR INCOME TAXES	(113,586)		(54,903)

NET INCOME	26,314		75,497
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	25,941	1.6%	74,948	4.6%	-65.4%
- NON-CONTROLLING INTERESTS	373	0.0%	549	0.0%
NET INCOME	26,314	1.6%	75,497	4.6%	-65.1%

BASIC EARNINGS PER SHARE (ADS):	0.05		0.16

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.05		0.16

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	473,341,713		466,551,324

FULLY DILUTED AVERAGE NUMBER OF SHARES	476,992,338		471,646,381

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED

DECEMBER 31, 2013 AND DECEMBER 31, 2012

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2013	% of sales	2012	% of sales	% Change

NET SALES	7,312,611	100.0%	7,086,142	100.0%	3.2%
COST OF SALES	(2,524,006)		(2,435,993)
GROSS PROFIT	4,788,605	65.5%	4,650,148	65.6%	3.0%
OPERATING EXPENSES:
SELLING EXPENSES	(2,241,841)		(2,270,071)
ROYALTIES	(144,588)		(124,403)
ADVERTISING EXPENSES	(479,878)		(446,175)
GENERAL AND ADMINISTRATIVE EXPENSES	(866,624)		(839,360)
TOTAL	(3,732,931)		(3,680,009)
OPERATING INCOME	1,055,673	14.4%	970,139	13.7%	8.8%
OTHER INCOME (EXPENSE):
INTEREST INCOME	10,072		18,910
INTEREST EXPENSES	(102,132)		(138,140)
OTHER - NET	(7,247)		(6,463)
OTHER INCOME (EXPENSES)-NET	(99,308)		(125,692)
INCOME BEFORE PROVISION FOR INCOME TAXES	956,366	13.1%	844,447	11.9%	13.3%
PROVISION FOR INCOME TAXES	(407,505)		(305,891)

NET INCOME	548,861	7.5%	538,556	7.6%	1.9%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	544,696	7.4%	534,375	7.5%	1.9%
- NON-CONTROLLING INTERESTS	4,165	0.1%	4,181	0.1%
NET INCOME	548,861	7.5%	538,556	7.6%	1.9%

BASIC EARNINGS PER SHARE (ADS):	1.15		1.15

FULLY DILUTED EARNINGS PER SHARE (ADS):	1.14		1.14

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	472,057,274		464,643,093

FULLY DILUTED AVERAGE NUMBER OF SHARES	476,272,565		469,573,841

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO	December 31, 2013	December 31, 2012

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	617,995	790,093
ACCOUNTS RECEIVABLE - NET	680,296	698,755
INVENTORIES - NET	698,950	728,767
OTHER ASSETS	238,761	209,250
TOTAL CURRENT ASSETS	2,236,002	2,426,866

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,183,236	1,192,394
GOODWILL	3,045,216	3,148,770
INTANGIBLE ASSETS - NET	1,261,137	1,345,688
INVESTMENTS	58,108	11,745
OTHER ASSETS	126,583	147,036
DEFERRED TAX ASSETS	172,623	169,662
TOTAL NON-CURRENT ASSETS	5,846,903	6,015,294

TOTAL	8,082,905	8,442,160

CURRENT LIABILITIES:
BANK OVERDRAFTS	44,921	90,284
CURRENT PORTION OF LONG-TERM DEBT	318,100	310,072
ACCOUNTS PAYABLE	681,151	682,588
INCOME TAXES PAYABLE	9,477	66,350
SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	123,688	66,032
OTHER LIABILITIES	523,050	589,658
TOTAL CURRENT LIABILITIES	1,700,386	1,804,984

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	1,716,410	2,052,107
EMPLOYEE BENEFITS	76,399	191,710
DEFERRED TAX LIABILITIES	268,078	227,806
LONG-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	97,544	119,612
OTHER LIABILITIES	74,151	52,702
TOTAL NON-CURRENT LIABILITIES	2,232,583	2,643,936

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	4,142,828	3,981,372
NON-CONTROLLING INTERESTS	7,107	11,868
TOTAL STOCKHOLDERS’ EQUITY	4,149,936	3,993,240

TOTAL	8,082,905	8,442,160

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED

DECEMBER 31, 2013 AND DECEMBER 31, 2012

- SEGMENTAL INFORMATION -

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO  (1)

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated
2013

Net Sales	2,991,297	4,321,314		7,312,611
Operating Income	649,108	585,516	(178,951)	1,055,673
% of Sales	21.7%	13.5%		14.4%
Capital Expenditures	157,165	212,547		369,711
Depreciation and Amortization	108,993	172,804	84,834	366,631

2012

Net Sales	2,773,073	4,313,069		7,086,142
Operating Income	604,494	552,691	(187,046)	970,139
% of Sales	21.8%	12.8%		13.7%
Capital Expenditures (1)	148,001	224,890		372,891
Depreciation and Amortization	100,956	170,988	86,337	358,281

Notes :

(1) In 2012, Capital Expenditures include Retail division finance leases of Euro 7.9 million. Capital Expenditures excluding finance leases were Euro 365.0 million.

Non-IAS/IFRS Measures: Adjusted measures

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, operating income, operating margin, net income and earnings per share.

For comparative purposes, management has adjusted each of the foregoing measures by excluding non-recurring costs related to

(i) the reorganization of Alain Mikli International acquired in January 2013 of approximately Euro 9 million as of December 31, 2013;

(ii) a non-recurring expense relating to a tax audit for the 2007 tax year in the amount of approximately Euro 27 million; and

(iii) a non-recurring accrual relating to open tax audits for tax years after 2007 in the amount of approximately Euro 40 million.

In addition, we have made adjustments to fiscal year 2012 measures for comparative purposes as described in the footnotes to the tables that contain such fiscal year 2012 data.

As of January 1, 2013, the Group adopted revised IAS 19 - Employee Benefits. Group information for prior periods has been restated in compliance with the requirements of the revised standard. As a result, 2012 Group’s operating income and net income decreased by Euro 11.9 million and Euro 7.3 million, respectively, for the year ended December 31, 2012 and Euro 2.9 million and Euro 1.8 million, respectively, for the three-month period ended December 31, 2012.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).  We include these adjusted measures in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.  Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these adjusted measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted measures due to the subjective nature of items excluded by management in calculating adjusted comparisons.  We compensate for the foregoing limitations by using these adjusted measures as a comparative tool, together with IAS/IFRS measures, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IAS/IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IAS/IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IAS/IFRS financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group

	4Q13					4Q12
	Net sales	EBITDA	Operating income	Net income	EPS	Net sales	EBITDA	Operating income	Net income	EPS
Reported	1,645.9	256.4	164.1	25.9	0.05	1,632.3	255.5	161.1	74.9	0.16
> Adjustment for tax audit costs relating to Luxottica S.r.l. (tax year 2007)				26.7
> Adjustment for tax audit accrual (tax years after 2007)				40.0	0.15
> Adjustment for tax audit accrual relating to Luxottica S.r.l. (tax year 2007)									10.0	0.02
Adjusted	1,645.9	256.4	164.1	92.6	0.20	1,632.3	255.5	161.1	84.9	0.18

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group

	FY13					FY12
	Net sales	EBITDA	Operating income	Net income	EPS	Net sales	EBITDA	Operating income	Net income	EPS
Reported	7,312.6	1,422.3	1,055.7	544.7	1.15	7,086.1	1,328.4	970.1	534.4	1.15
> Adjustment for Alain Mikli reorganization		9.0	9.0	5.9	0.16
> Adjustment for tax audit costs relating to Luxottica S.r.l. (tax year 2007)				26.7
> Adjustment for tax audit accrual (tax years after 2007)				40.0
> Adjustment for tax audit accrual relating to Luxottica S.r.l. (tax year 2007)									10.0	0.05
> Ajustment for OPSM reorganization							21.7	21.7	15.2
Adjusted	7,312.6	1,431.3	1,064.7	617.3	1.31	7,086.1	1,350.1	991.8	559.6	1.20

Wholesale Division

	FY13					FY12
	Net sales	EBITDA	Operating income	Net income	EPS	Net sales	EBITDA	Operating income	Net income	EPS
Reported	2,991.3	758.1	649.1	n.a.	n.a.	2,773.1	705.5	604.5	n.a.	n.a.
> Adjustment for Alain Mikli reorganization		9.0	9.0
Adjusted	2,991.3	767.1	658.1	n.a.	n.a.	2,773.1	705.5	604.5	n.a.	n.a.

Retail Division

	FY13					FY12
	Net sales	EBITDA	Operating income	Net income	EPS	Net sales	EBITDA	Operating income	Net income	EPS
Reported	4,321.3	758.3	585.5	n.a.	n.a.	4,313.1	723.7	552.7	n.a.	n.a.
> Adjustment for OPSM reorganization							21.7	21.7
Adjusted	4,321.3	758.3	585.5	n.a.	n.a.	4,313.1	745.4	574.4	n.a.	n.a.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales.  The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro

	4Q 2012	4Q 2013	FY 2012	FY 2013
Net income/(loss)	74.9	25.9	534.4	544.7
(+)
Net income attributable to non-controlling interest	0.5	0.4	4.2	4.2
(+)
Provision for income taxes	54.9	113.6	305.9	407.5
(+)
Other (income)/expense	30.7	24.2	125.7	99.3
(+)
Depreciation and amortization	94.4	92.3	358.3	366.6
(+)
EBITDA	255.5	256.4	1,328.4	1,422.3
(=)
Net sales	1,632.3	1,645.9	7,086.1	7,312.6
(/)
EBITDA margin	15.7%	15.6%	18.7%	19.5%
(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro

	4Q 2012(1)	4Q 2013 (2)	FY 2012 (1)(3)	FY 2013 (2)(4)
Adjusted net income/(loss)	84.9	92.6	559.6	617.3
(+)
Net income attributable to non-controlling interest	0.5	0.4	4.2	4.2
(+)
Adjusted provision for income taxes	44.9	46.9	302.4	343.9
(+)
Other (income)/expense	30.7	24.2	125.7	99.3
(+)
Depreciation and amortization	94.4	92.3	358.3	366.6
(+)
Adjusted EBITDA	255.5	256.4	1,350.1	1,431.3
(=)
Net sales	1,632.3	1,645.9	7,086.1	7,312.6
(/)
Adjusted EBITDA margin	15.7%	15.6%	19.1%	19.6%
(=)

The adjusted figures exclude the following:

(1) Non-recurring accrual for the tax audit relating to Luxottica S.r.l. (tax year 2007) of approximately Euro 10 million.

(2) (a) Non-recurring costs for the tax audit relating to Luxottica S.r.l. (tax year 2007) of approximately Euro 27 million; and

(b) non-recurring accrual for tax audits (tax years after 2007) of approximately Euro 40 million.

(3) Non-recurring OPSM reorganization costs with an approximately Euro 22 million impact on operating income and an approximately Euro 15 milion adjustment to net income.

(4) Non-recurring Alain Mikli reorganization costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 milion adjustment to net income.

Non-IAS/IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio: Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization.  The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•                  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.  We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, see the table on the preceding pages.

Non-IAS/IFRS Measure: Net debt and Net debt / EBITDA

Millions of Euro

	Dec. 31, 2013	Dec. 31, 2012
Long-term debt (+)	1,716.4	2,052.1
Current portion of long-term debt (+)	318.1	310.1
Bank overdrafts (+)	44.9	90.3
Cash (-)	(618.0)	(790.1)
Net debt (=)	1,461.4	1,662.4
EBITDA	1,422.3	1,328.4
Net debt/EBITDA	1.0x	1.3x
Net debt @ avg. exchange rates (1)	1,475.9	1,679.0
Net debt @ avg. exchange rates (1)/EBITDA	1.0x	1.3x

(1) Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IAS/IFRS Measure: Net debt and Net debt / Adjusted EBITDA

Millions of Euro

	Dec. 31, 2013 (2)	Dec. 31, 2012 (3)
Long-term debt (+)	1,716.4	2,052.1
Current portion of long-term debt (+)	318.1	310.1
Bank overdrafts (+)	44.9	90.3
Cash (-)	(618.0)	(790.1)
Net debt (=)	1,461.4	1,662.4
Adjusted EBITDA	1,431.3	1,350.1
Net debt/LTM Adjusted EBITDA	1.0x	1.2x
Net debt @ avg. exchange rates (1)	1,475.9	1,679.0
Net debt @ avg. exchange rates (1)/LTM Adjusted EBITDA	1.0x	1.2x

(1)    Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Adjusted figures exclude the following:

(2)    (a) Non-recurring Alain Mikli reorganization costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income;

(b) non-recurring costs for the tax audit relating to Luxottica S.r.l. (tax year 2007) of approximately Euro 27 million; and

(c) non-recurring accrual for tax audits (tax years after 2007) of approximately Euro 40 million.

(3)                               (a) Non-recurring OPSM reorganization costs with an approximately Euro 22 million impact on operating income and an approximately Euro 15 million adjustment to net income; and

(b) non-recurring accrual for the tax audit relating to Luxottica S.r.l. (tax year 2007) of approximately Euro 10 million.

Non-IAS/IFRS Measures: Free Cash Flow

Free cash flow represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, for funding discretionary investments, for paying dividends or pursuing other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include it in this presentation in order to:

• Improve transparency for investors;

• Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

• Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

• Properly define the metrics used and confirm their calculation; and

• Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

• The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

• Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

• Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measures, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure.

Non-IAS/IFRS Measure: Free cash flow adjusted

Millions of Euro

FY 2013
Adjusted EBITDA (1)	1,431
Δ working capital	75
Capex	(370)

Operating cash flow	1,136
Financial charges (2)	(92)
Taxes	(390)
Extraordinary charges (3)	(6)

Free cash flow adjusted (4)	648

(1) EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of adjusted EBITDA to EBITDA and EBITDA to net income

(2) Equals interest income minus interest expense

(3) Equals extraordinary income minus extraordinary expense

(4) Adjusted free cash flow excludes the payment for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 38 million.

Non-IAS/IFRS Measure: Free cash flow adjusted

Millions of Euro

4Q 2013
EBITDA (1)	256
Δ working capital	204
Capex	(134)

Operating cash flow	326
Financial charges (2)	(22)
Taxes	(151)
Extraordinary charges (3)	(3)

Free cash flow adjusted (4)	150

(1) EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of  EBITDA to net income

(2) Equals interest income minus interest expense

(3) Equals extraordinary income minus extraordinary expense

(4) Adjusted free cash flow excludes the payment for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 38 million.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
February 28, 2014		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER